Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Amendment No. 2 to Form S-1 of Adaptin Bio, Inc. (formerly Unite Acquisition 1 Corp.) of our report dated April 15, 2025, relating to the financial statements of Adaptin Bio, Inc. as of and for the years ended December 31, 2024 and 2023, (which includes an explanatory paragraph relating to the Adaptin Bio, Inc.’s ability to continue as a going concern). We also consent to the reference to our firm under the heading “Experts” in this Registration Statement. We were dismissed as auditors on April 15, 2025, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in this Registration Statement for the periods after December 31, 2024.

/s/ KNAV CPA LLP
KNAV CPA LLP

Atlanta, Georgia

July 28, 2025